## SANFORD C. BERNSTEIN & CO., LLC
(an indirect wholly-owned subsidiary of
AllianceBernstein L.P.)

### Statement of Financial Condition

December 31, 2019

(dollars in thousands)

### ASSETS

| | | |
|---|---|---:|
| Cash and cash equivalents | $ | 103,047 |
| Cash and securities segregated under Federal regulations (cost $1,090,443) | | 1,094,866 |
| Receivables: | | |
|   Brokers and dealers | | 48,475 |
|   Customers (including officers) | | 1,509,803 |
|   Fees | | 11,490 |
|   Due from affiliates | | 1,004 |
| Investments | | 82,324 |
| Deposits with clearing organizations | | 167,183 |
| Other assets | | 3,846 |
| **Total assets** | **$** | **3,022,038** |

### LIABILITIES AND MEMBER'S EQUITY

| | | |
|---|---|---:|
| Payables: | | |
|   Brokers and dealers | $ | 51,389 |
|   Customers (including officers) | | 2,551,888 |
|   Due to Parent | | 29,541 |
|   Due to affiliates | | 15,728 |
|   Bank overdrafts | | 3,091 |
| Securities sold not yet purchased | | 30,157 |
| Accrued expenses and other liabilities | | 9,561 |
| Accrued compensation and benefits | | 337 |
| Loan from Parent | | 50,000 |
| **Total liabilities** | | **2,741,692** |
| Commitments and contingencies *(Note 9)* | | |
| Member's equity | | 280,346 |
| **Total liabilities and member's equity** | **$** | **3,022,038** |

The accompanying notes are an integral part of this financial statement.